

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2021

Christian Hanke
Chief Financial Officer
Havre Global AB
Stora Varvsgatan 6a
211 19 Malmö
Sweden

> **Re: Havre Global AB**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted February 12, 2021**
> **CIK No. 0001843586**

Dear Mr. Hanke:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Confidential Draft Registration Statement on Form F-1 submitted February 12, 2021

Dilution, page 64

1.   Please revise to disclose how the numbers and percentages in the table on page 65 would change assuming the exercise of all outstanding warrants.

Expand global production capacity, page 72

2.   Please disclose the source of funds you are using and intend to use to complete the production capacity expansion referenced in your disclosure, the amounts you have already paid and the amounts remaining to be paid. Also revise the disclosure in the first two paragraphs on page 79, as appropriate, to reflect the obligations that you have and will

have as a result of the planned expansion.

Driving the global appetite . . ., page 86

3.   Please clarify what you mean by the "highest amount of value growth" and "value share," as those terms are used in the first two bullets of this section.

4.   Please revise the last full paragraph on page 87 to clarify how "continued investment in production, brand awareness, new markets and product development" resulted in the margins and losses to which you refer.

Supply Chain Operations, page 104

5.   We note your disclosure on page 22 that as of December 31, 2020 you had three suppliers for the oats used in your products. Please disclose whether you have agreements with your suppliers. Please describe the terms of any such agreements.

Principal and Selling Shareholders, page 118

6.   For each entity listed in the table, please identify the natural persons who have or share voting and/or dispositive power or the right to receive the economic benefit of the securities. Please also tell us why China Resources Verlinvest Health Investment Ltd. is not included in the table, given your disclosure on page F-41 that it is the "controlling party" and owns 100% of the shares of Nativus Company Limited.

Additional Listing Agreement, page 119

7.   Please revise to clarify whether "[y]our shareholders or their affiliates [are] owned or controlled by, or otherwise affiliated with, a foreign state, government or political party" and, if so, the identify of that state, government or party. Please also revise to clarify whether there are any existing or contemplated laws, regulations or policies that, in light of your current and planned operations and composition of management, directors and shareholders, would or could reasonably likely result in a "material adverse effect," as defined in your disclosure. Add any appropriate risk factors.

Shareholders' Agreement, page 119

8.   Please revise to clarify who is a party to this agreement, the nature and amount of any direct or indirect material interest and the rights and obligations of the parties under the agreement.

Related Party Transaction Policy, page 120

9.   Please describe the policies and procedures for the review and approval or ratification of related party transactions.

Exclusive Forum, page 122

10.   Please revise to clarify to whom this provision will apply. We note, for example, the risk factor on page 54 addresses only holders of ADSs. Is this provision limited to holders of your ordinary shares? Please also add a risk factor discussing the risks to investors resulting from this provision, if adopted at the meeting to which you refer. Please disclose any uncertainty as to whether courts would enforce the provision. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Exhibits

11.   We note the disclosure on page (ii) regarding the survey you commissioned and that you cite that survey in this registration statement. Please file the consent required by Rule 436 of Regulation C.

12.   Please file as exhibits the employment arrangements mentioned on pages 116-117.

General

13.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with this review for guidance on how to submit those materials.

    You may contact Mindy Hooker at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Marc Jaffe